             September 30, 2009

VIA EDGAR AND FEDERAL EXPRESS
Mr. Stephen Krikorian
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Radware Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2008
Filed March 25, 2009
File No. 000-30324

Dear Mr. Krikorian:

Reference is made to the letter, dated August 27, 2009, to Mr. Roy Zisapel, Chief Executive Officer of Radware Ltd. (“we”, the “Company” or “Radware”), setting forth the comments (the  “Comment Letter”) of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 20-F for the fiscal year ended December 31, 2008, filed with the Commission on March 25, 2009 (the “2008 Annual Report”).

Set forth below are the responses of the Company to the comments of the Staff raised in the Comment Letter.  For your convenience, the Staff’s comments have been added below in their entirety, with the responses to a particular comment set out immediately under the comment or comments.

Form 20-F for the Fiscal Year Ended December 31, 2008

Item 5. Operating and Financial Review Prospects

A. General, page 33

1.
We note from your disclosures on page 35 and elsewhere in your filing that you engaged a third-party valuation specialist to assist you in the determination of fair value for certain identifiable intangible assets acquired in business combinations. We further note from your disclosures on page F-16 that you engaged a third party valuation specialist to assess impairment during fiscal 2008. Please further describe the nature and extent of the specialist’s involvement in determining the fair value to ascribe to your identifiable intangible assets.

Radware Ltd., 22 Raoul Wallenberg Street, Tel Aviv 69710, Israel. Tel: 972-3-766 8666/Fax: 972-3-766 8982

Response:

In allocating the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed and our goodwill and other intangibles impairment analysis, the Company made certain assumptions in connection with its underlying valuation analysis, including but not limited to projecting future revenues, growth rates, future gross margins and operating results, discount rates, capital charges and tax rates. The Company was assisted by a third party valuator in applying economic models (such as income approach and cost approach), in order to estimate the recoverable amounts and fair values, as detailed below.

a)
Applying economical models (e.g., discounting the forecast developed by management and “weighted average cost of capital” model) in order to enable management to estimate the recoverable amount, fair value and the measurement of impairment of intangible assets, all based on management’s forecasts regarding the financial results and cash flows of the reporting unit and assets group, as applicable.

b)	Providing benchmarks and applying economic factors (e.g., contributory charges rate and risk free rate) upon which the economical models mentioned in the above paragraph were developed.

c)
Compiling information regarding similar companies and transactions in the Company’s industry (objective transactions) in order to evaluate certain economic factors (e.g., control premium) used while using the “market approach” for the valuation.

In future filings the Company will clarify that we are not attributing any valuations to a third party expert. The valuations and impairment determinations were made by management with the assistance of a third party and our disclosure was not intended to suggest or imply otherwise.

B. Operation Results, page 41

2.
We note from your disclosures on page 43 that the increase in service revenues is derived mainly from growth in your installed customer base, which enabled you to generate increased revenue from your service contracts. Please tell us your consideration of providing disclosures to quantify the change in your installed customer base from period to period. In this respect, it appears as though providing enhanced disclosures to quantify your installed customer base for each period presented would enhance your overall financial disclosure and enable investors to better understand the increase in your service revenues. We refer you to Section III.B of SEC Release No. 33-8350, Interpretation: Management's Discussion and Analysis of Financial Condition and Results of Operations when preparing your MD&A discussion.

Response:

We note the Staff’s comment, and in future filings the Company will quantify the percentage of increase of new units sold with active service contracts out of total units sold with active service contracts, which represents the increase in our installed customer base with active service contracts. However, we further note that the increase in our installed customer base under active service contracts is not directly linked to the increase in service revenues due to the mix of service contracts sold throughout the year (different service levels and types have different prices).

3.
We note instances where two or more sources of a material change have been identified, but the quantification of the amount that each source contributed to the change is not disclosed. In other instances, you sometimes refer to an event or business condition that “primarily” caused a material change from the preceding period. As an example, you state  that the increase in research and development expenses was primarily attributed to increased expenses due to the devaluation of the  U.S. dollar against the NIS during 2008 compared with 2007, the increase in  payments to subcontractors and consultants, and the higher average number of R&D employees. As another example, you state that the increase in sales and marketing expenses in 2008 was related mainly to your continued investment in the sales team in Asia-Pacific, the devaluation of the dollar against the Euro, the NIS and the Asian currencies, and increased investments in promoting your brand awareness. Please expand such references to quantify each material contributing factor that you identify and strive to avoid prefacing the reference to these sources of changes with the word “primarily”, which obscures the ability of the reader to identify the material sources of the change. Where you list two or more factors that contributed to the change, you should quantify the effect of each factor. See Section III. D of SEC Release 33-6835, Interpretation: Management's Discussion and Analysis of Financial Condition and Results of Operations when preparing your MD&A discussion.

Response:

We note the Staff’s comment, and in future filings the Company will quantify, where possible, the contribution of two or more factors that the Company has identified as causing material changes in a financial statement line item (for each year covered by the MD&A discussion) in accordance with Section III.D of SEC Release 33-6835.

4.
You emphasize on pages 9 and 11 in the risk factors that you must develop new and enhanced products and new features to existing products to remain competitive. Please discuss the effect of introducing your new products or enhancements to existing products on the company’s financial condition, including revenue, from one period to the next.

Response:

The risks related to the development of new products or enhancements to existing products are related and inherent to the nature of our business and industry.

Our products typically constitute a critical portion of our customers’ data centers. In recent years the capacity of transactions in such data centers has been steadily increasing.  Due to such increases in capacity and in order to remain competitive in our industry, we must address the increased needs of our customers by developing stronger platforms to our products.

Additionally, as the applications prospective of our customers’ data centers continue to evolve, our customers require advancements in our applications in order to support their growing needs.  In order to meet this challenge and remain competitive in the market, we must introduce new enhancements to our existing product lines to support these growing data centers.

We are not obligated in any fashion to develop these new products or enhancements to our current products and we have neither legal nor implied commitments to our customers to do so.

Our development of new products and enhancement of current products is undertaken solely in an effort to remain competitive in our market,  and our potential failure to make further product developments or enhancements may result in a decrease in our revenues in the long run. In addition, in order to remain competitive in our industry, we must invest in research and development.  The Company can give no assurances that continued investment and higher costs of research and development will ultimately result in the Company maintaining or increasing its market share.

In future filings, the Company will expand its risk factor disclosure to discuss the effect of introducing new products or enhancements to existing products.

G. Tabular Disclosure of Contractual Obligations, page 49

5.
Please clarify why you have included payments for uncertain tax positions in your contractual obligations table. In this respect, your disclosures indicate that you are unable to reasonably estimate the timing of the settlement for uncertain tax positions.

Uncertain tax liabilities should be included in the contractual obligations table only to the extent that you can make reasonably reliable estimates of the amount and period in which these liabilities will be paid. When the amount and period of payment cannot be reliably estimated, the tax liabilities should either (a) excluded from the table or (b) included in an “other” column. You should disclose in a footnote the amounts excluded from the contractual obligations table and the basis for exclusion.

Response:

The payments for uncertain tax positions were inadvertently included in the “total” column in the Company’s contractual obligations table. In future fillings, the Company will include any uncertain tax liabilities in an “other” column.

Item 6. Directors, Senior Management and Employees.

C. Board Practices, page 53

6.
Item 6(c)(2) of Form 20-F requires disclosure of directors’ service contracts with the company or any of its subsidiaries providing for benefits upon termination of employment, or an appropriate negative statement. Please tell us why you have not included this disclosure in this section.

Response:

The terms of compensation of our directors generally were approved by our shareholders as required by the Israeli Companies Law, 1999 (the “Companies Law”) and were described in Item 6B of the 2008 Annual Report.  Except as described below, we do not, and as of the date of filing of the 2008 Annual Report, did not, have service or employment contracts with our directors providing for benefits upon termination of employment.  We do note, however, that Mr. Christopher McCleary, who served as the Executive Chairman of our Board of Directors until November 2008, was entitled to accelerated vesting of his stock options and continued base salary and benefits in connection with his decision not to stand for reelection to our Board of Directors and the termination of his services as Executive Chairman of our Board of Directors.

Pursuant to Mr. McCleary’s employment agreement, all of the stock options we granted to Mr. McCleary were accelerated upon his separation from the Company in November 2008. In addition, he will continue to receive his base salary and additional standard company benefits until the expiration of his initial term of service (being May 2010). Such compensation has been fully expensed upon separation.

In future filings, the Company will include this additional disclosure under Item 6C (Board Practices).

Item 7. Major Shareholders and Related Party Transactions

B. Related Party Transactions, page 63

7.
You state that the company has entered into a number of agreements with members of RAD-Bynet Group which provided you with marketing, administrative and network management services. Please explain the nature of the marketing and other management services provided by the affiliates, the material terms of the arrangements, and the basis on which the services are priced. Tell us how you determined that the terms of the transactions were not different in any material respect from terms you could have obtained from unaffiliated third parties and whether you solicited bids from unaffiliated parties. Note that item 7.B. of Form 20-F requires the disclosure of transactions in which the nature and extent of the transaction are material to either the company or the related party.

Response:

The RAD-Bynet Group (the “Group”) consists of high-tech manufacturers of hardware products and data communication providers. The Group includes more than 20 companies in advanced communication technology, networks, and e-commerce. Members of the Group provide a variety of services to their customers, including: engineering, purchasing and sub–contracting, production and final testing, planning and control, and support for end users. The Group also includes a few companies which provide services in order to support the activities of the other Group members, such as real estate leasing and administrative services.  The ownership structure of each Group member is different and certain of the Group members are publicly held companies.

In addition to the lease for our headquarters in Tel Aviv, which is material to our operations, the Company receives the following additional services from members of the Group: network management and communication services, electricity charges, parking and building maintenance, reception services, vehicles and human resource administration, distribution services, and marketing services.

Each of these additional services is not material, individually or in the aggregate, to the Company or the Group, and therefore the Company did not originally include specific disclosure concerning these additional services but rather included a general disclosure.

A portion of the above services, such as electricity charges, are “pass through” services for which we are charged on a “back-to-back” basis, according to our actual usage (i.e., we are charged pro ratably based on the actual charge of the third party electricity company), due to the fact that we lease part of our facilities from a number of other Group members.

Other services mentioned above, such as vehicles and human resource administration, are performed by one of the Group companies and are provided to all members of the Group, in order to achieve lower prices for these services based on economies of scale. In addition, due to the fact that the Group is comprised of a number of companies which are engaged in our industry, the Group initiates marketing events from time to time in order to promote the Group members’ products, in which we participate. The charges for these services are based on actual costs incurred and are allocated to the Company according to its relative part in such services (e.g., vehicles administration – according to the number of the Company’s vehicles out of the total vehicles of the Group; marketing events – according to the number of participants of the Company’s customers out of the total participants in the events).

All other services, such as communication and distribution services are provided to the Company on the same basis and terms as provided to unrelated companies outside the Group, and were compared to prices the Company could have obtained from unaffiliated third parties and were found to be equal or cheaper. All services are charged on a monthly basis and on terms which are generally typical for other third party providers of the Company.

We further note that the terms regarding material services such as office rent were reviewed by our audit committee and a comprehensive examination was performed in order to compare the terms of such arrangements and the basis on which such services are priced with potential arrangements with unaffiliated third parties.

Item 11. Quantitative and Qualitative Disclosures About Market Risk, page 86

8.
You disclose that the company is exposed to market risks relating to foreign currency exchange rate and interest rate fluctuations but do not appear to have provided quantitative disclosure regarding these risks, in the form of tabular disclosure, sensitivity analysis or value at risk disclosures, as required by Item 11(a)(1) of Form 20-F. It appears that quantified disclosure regarding the sensitivity of assets and earnings to fluctuations in exchange rates would be material information to investors, particularly given the company’s substantial investment in foreign bank  debt and foreign government debt.

Response:

The Company would like to clarify that all its cash investments are in U.S. Dollars (including cash investments in foreign banks and government debentures) and therefore are not exposed to foreign currency exchange rate fluctuations.

In future filings the Company will include additional quantitative disclosure regarding its market risks relating to foreign currency exchange rate and interest rate fluctuations, as required by Item 11(a)(1) of Form 20-F.

Item 15. Controls and Disclosures.

a. Disclosure Controls and Procedures, page 87

9.
We note your disclosure that the Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were “effective, in that they provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the SEC’s rules and forms.” In your response letter, please confirm, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions  regarding required disclosure. In future filings, please expressly tie your effectiveness conclusion to disclosure controls and procedures definition as set out in Rule 13a-15(e) under Exchange Act, or recite the entire definition.

Response:

The Company hereby confirms that its management, with the participation of its chief executive officer and chief financial officer, evaluated the effectiveness of the Company’s disclosure controls and procedures, as such term is defined in the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of the end of the period covered by the 2008 Annual Report. Based on that evaluation, the Company’s chief executive officer and chief financial officer concluded that the Company’s disclosure controls and procedures were effective to provide reasonable assurance that (i) information required to be disclosed in the reports the Company files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and (ii) that such information is accumulated and communicated to management, including the Company’s chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Furthermore, the Company hereby confirms that it will disclose in future filings whether its chief executive officer and chief financial officer made the conclusions regarding the effectiveness of the Company’s disclosure controls and procedures as set forth above.

Consolidated Financial Statements

Note 2. Significant Accounting Policies

k. Revenue Recognition page F-16

10.
We note from your disclosures that you recognize revenues in accordance with SAB 104. Please explain whether you considered that your Application Delivery and Network Security arrangements contain a software element within the scope of SOP 97-2. We refer to paragraph 2 of SOP 97-2, including footnote 2. In addition, tell us why you believe the post-contract customer support, training and installation are not essential to the functionality of your Application Delivery and Network Security products. We refer you to the guidance in paragraph 9 of SOP 97-2 and EITF 03-5.

Response:

The Company’s products are based on hardware switching platforms (Application Switch series and OnDemand Switch series) with various levels of processing power, throughput, port density and speed, depending on the specific model. This purpose-built Application Switching hardware offers scalable and flexible throughput performance to meet the broad range of enterprise and carrier end-to-end application delivery requirements of our customers.

It should be further noted that the Company’s products contain software; however, the embedded software is inseparable from the hardware devices and is not sold separately. The hardware products contain software components and non-software components that function together to deliver the product’s essential functionality. As such, the embedded software cannot be accounted for as a separate accounting unit and we included the analysis below at the product level.

In considering whether our application delivery and network security arrangements as a whole should be considered a software arrangement within the scope of SOP 97-2, we considered the following factors in accordance with footnote 2 of SOP 97-2:

a)	Whether the software is a significant focus of the marketing effort or is sold separately:

The Company develops hardware platforms for its products and each product differs in its user interface and interactivity with specific network components. The Company’s solution is hardware based in order to increase the efficiency and speed of the transportation of data in its switching system (usually when only software is involved in the process the time increases and efficiency decreases dramatically), which means that the Company’s competitive edge is related and marketed based on its hardware architecture.  The focus of the hardware solution is presented in the Company’s marketing materials in order to distinguish the Company from part of its competitors, whose solutions are primarily software based.

In addition, the Company’s software can function solely on the Company’s hardware products. The hardware components and their embedded software handle the data transportation and the functionality of the products. The Company does not market or sell its software separately from its hardware products and it can work solely on the Company’s products.

b)	Whether the vendor provides contract customer support:

The Company provides post contract customer support, which primarily encompasses unit replacement if needed, 24 hour help desk support and software updates for  its  products when and if available (primarily covers bug fixing). The level of support, its pricing and marketing strategy is mainly related to the availability and response time for replacement hardware in case of failure.

c)	Whether the vendor incurs significant costs that are within the scope of FASB No. 86:

Most of the engineers employed by the Company are hardware engineers and “embedded software” engineers for software that can solely function on the Company’s hardware products. The “pure” software development costs of the Company are considered by management as insignificant compared to the Company’s total research and development costs.

Based on the above analysis, we determined that the software is not a separate unit of accounting and is incidental to the product as a whole and therefore revenues should not be recognized in accordance with SOP 97-2 but rather SAB 104. The Company further believes that even if it would have determined that the appropriate guidance to be applied to its revenue recognition is under SOP 97-2, there are no aspects of SOP 97-2 that the Company did not comply with. Consequently, the Company believes that the revenues reported would not be different under SOP 97-2.

Additionally, the Company determined that training and installation are not essential to the functionally of our products because (i) other companies and providers are available to perform these services, (ii) the services do not carry a significant degree of risk and (iii) the short time needed in order to perform such services and the minor cost of such services compared to the entire product cost. The majority of our sales transactions are performed with no installation and training services required by the customer as the qualified system engineers of the customer are typically capable of performing the installation and operating the hardware without our training, or capable of performing the installation with the help of the distributor’s qualified personnel.

11.
Please clarify how you determine VSOE of fair value for the post-customer support when the price charged to customers varies in your different territories and vertical markets. In addition, explain how you determine the post-customer support renewal rate that a customer will have to pay upon renewal and tell us how the product price list is determined.  In this regard, explain how you determine that VSOE of fair value for the post-customer support is substantive. We refer your to the guidance in paragraphs 10 and 57 of SOP 97-2 and TPA 5100.55.1.

Response:

In determining the fair value of Post Contract Support (“PCS“), the Company determines the VSOE for such element based on the price charged when the element is sold separately. The renewal prices offered are priced at an amount representing a fixed percentage of the product price list, depending on the customer class. The product price list is determined by management using consistent methodology based on fixed gross margin and it is not updated frequently.

The Company stratifies the population of its PCS renewals into different customer classes, which can be objectively determined, based on the service level (the Company offers 5 levels of service based on service type, response time, and service hours’ availability), the region of sale and the customer type (the Company sells its products through distributors or resellers, or directly to the end-user).

We determined VSOE for PCS for each customer class based on the price charged when the element is sold separately (that is, the renewal rate). For our PCS, we considered the guidance in AICPA Technical Practice Aid 5100.55, Fair Value of PCS With a Consistent Renewal Percentage (But Varying Renewal Dollar Amounts) and Software Revenue Recognition, which supports the acceptability of variation in the dollar amount of pricing but only when the post-contract support, or PCS, rate is expressed as a consistently applied percentage of the stipulated product.

The Company analyzes its VSOE on an annual basis and determined that a substantial majority of its actual renewals are priced within a narrow range of plus or minus 15% of the list price relevant for each customer class, and therefore determined that the actual prices charged demonstrates that VSOE of the fair value of PCS.

Note 13. Geographic Information and Selected Statements of Income Data, page F-39

12.
We note from your disclosures on page 20 that your target market is comprised of two main market sectors: Application Delivery and Network Security. Please clarify how you have evaluated paragraphs 10 through 15 of SFAS 131 when determining that these market sectors do not represent separate operation segments. Clarify what information is reviewed by your chief operating decision maker to allocate such resources to these solutions. In addition, explain how you met all the criteria of paragraph 17 of SFAS 131 to aggregate your geographic areas into one reportable segment. As part of your response, tell us your consideration of paragraphs 73 and 74 of SFAS 131, which indicates that aggregation is appropriate only if “operating segments have characteristics so similar that they can be expected to essentially have the same future prospects.”

Response:

The Company’s products and activity are focused on delivering availability, performance and security to enterprises’ and carriers’ data centers. This market sector is comprised of a few solution domains, among which the Company specializes in two – Application Delivery and Network Security. The Company’s products provide complete infrastructure solutions to data centers, which in substantially all situations include both Application Delivery and Network Security solutions. Accordingly, the Company’s management considers this activity as one market segment.

The Company does not have financial information available for each domain identified above, which is regularly reviewed by the Company’s chief operating decision maker (“CODM”), in Radware – the CEO, or to any level reporting to him, to make decisions about resources to be allocated to each domain and assess its performance. The Company is unable to allocate the expenses between the domains and show the CODM a measure of profit or loss by domain, due to the fact that (i) all of the Company’s products are built upon the same infrastructure and (ii) most of the Company’s products contain both application delivery and network security modules and applications. As such, there is no measure of financial information which is separately analyzed by management.

Additionally, the Company wishes to emphasize that all reporting to the Company’s CODM, management and board of directors are done according to this sole market segment, without any separate breakdown for these two domains. As such, based on paragraphs 10 through 15 of SFAS 131 the Company concluded it does not have more than one operating segment.

As the Company concluded it has one operating segment, paragraphs 73-74 of SFAS 131, which discuss criteria for aggregating operating segments, were not applicable.

We further wish to advise the Staff that our subsidiaries, which operate in different geographic regions, are engaged primarily in sales, marketing and support activities of the Company's products. The Company shares with its subsidiaries various assets and other resources based on transfer pricing mechanisms. Furthermore, our subsidiaries share with the Company the same research and development and sell the same products worldwide (solely the Company’s internally developed products); all are bought from the Company, based on transfer pricing. Therefore, management does not consider its subsidiaries to be engaged in a business activity that is regularly reviewed by the CODM. The Company’s business is recoverable from the operations of all subsidiaries, which are in essence marketing subsidiaries, working together. In addition, no sufficiently detailed information is being reviewed by the CODM at the regional level to allow such decision making.

Item 19. Exhibits

13.
We note that you have not filed as exhibits any employment contracts with your executive officers or any management compensatory plans such as the Key Employee Share Incentive Plan and the Directors and Consultants Option Plan as required by Instruction 4(c) to the Exhibits in Form 20-F. Please advise us whether you are relying on Instruction 4(c)(v) because you are not required to file these documents in your home country, or tell us why you otherwise believe that these documents do not need to be filed.

Response:

We rely on Instruction 4(c)(v) to the Exhibits of Form 20-F as we are not required to file employment contracts of our executive officers in our home country.  The appropriate disclosure of the terms of compensation of our executive officers (on an aggregate basis) was made under Item 6B of the 2008 Annual Report.

Additionally, we note that the Company’s 1997 Key Employee Share Incentive Plan was previously filed as an exhibit under Form S-8 filings of the Company (Registration Statement on Form S-8 as filed with the Commission on August 15, 2001 (File No. 333-13818); Post-Effective Amendment No. 1 to Registration Statement on Form S-8 as filed with the Commission on June 10, 2003 (File No. 333-13818)). The Company has been registering ordinary shares reserved for the offer and sale under this plan periodically, most recently on September 9, 2009.  In its Annual Report on Form 20-F for the fiscal year ending December 31, 2009, the Company will list the 1997 Key Employee Share Incentive Plan on its exhibit list and incorporate such plan by reference.  No other employees’ stock option or share incentive plans of the Company are currently active.

14.
Please tell us why you have not filed any agreements with USR Technologies and Electronics and Nexcom International Co. Ltd., third party vendors that manufactured approximately half of your products in 2008 and from which you purchase principal components of your products. It appears that you may be substantially dependent upon these vendors and any agreements would be required to be filed pursuant to Instruction 4(b)(ii) to the Exhibits of Form 20-F. In this regard, we note your disclosure on page 28 that you expect your dependency on Nexcom to increase.

Response:

To date, we have worked with Nexcom International Co. Ltd. (“Nexcom”) on a purchase order basis and, consequently, we did not find the disclosure of the purchase orders to be material or meaningful. It should be noted that we have been negotiating a manufacturing agreement with Nexcom, which is not yet in place. If and when we enter into such agreement, we will reevaluate whether such agreement requires filing in the applicable annual filing under Instruction 4(b)(ii) or otherwise.

Although we have executed an agreement with U.S.R. Electronic Systems (1987) Ltd. (“U.S.R.”), we did not find such agreement to be material enough to require filing. Although U.S.R. was one of the Company’s major suppliers in 2008, the volume of our orders from this manufacturer has been decreasing since 2007 and we expect it to further decrease during 2009 and 2010. This ongoing decrease, coupled with the fact that there are alternative suppliers of circuit boards (including Nexcom for that matter), led us to conclude that our agreement with U.S.R. did not rise to a level where our business is substantially dependent thereon.

Company Statement

Pursuant to the Staff’s request, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this response, please contact me at +972-3-7668610.

                Sincerely,

               /s/ Roy Zisapel
                Roy Zisapel
                Chief Executive Officer